

CJS Securities
New Ideas for the New Year
January 11, 2007



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the conference today will include forward-looking statements relating to our sales, income from operations, depreciation and amortization, net income, net income per share, our worldwide markets, our growth in relation to end markets we serve operating efficiencies at our Tulsa facility and reinvestment of the proceeds of the sale of our precision components segment. Forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Hawk and which could cause actual results to differ materially from such statements. We do not assume any obligation to update these forward-looking statements.

Investment Highlights

- Company to focus on friction products business

  - *Pending sale of precision components business for $90.1 million*
  - *Focus of financial and managerial resources*

- Worldwide leader of friction products to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- Approximately 50% of sales generated from stable OE service and direct aftermarket due to "wear-part" quality nature of product

- Long standing blue chip customer relationships: 20+ years

- Significant management ownership: 32% of common shares

Precision Components Segment Sale

- Gross proceeds expected to be $90.1 million

- Sale expected to close at end of January 2007

- Available options for use of proceeds:

  - *Bond Tender (per indenture, at par, after 180 days)*

    - To the extent tendered – deleverage of Company

  - *Proceeds not used for tendered retirement*

    - Friction products and performance racing growth opportunities through acquisitions

    - Internal project development

    - Additional debt reduction

    - Limited stock buy-back

Tulsa Plant Start-up

- Leadership changes provided clear focus on manufacturing excellence

- Tulsa turned profitable (EBITDA) in the 2nd quarter of 2006

- Productivity levels continue to strengthen

  - *Cost controls taking effect*
  - *Scrap levels continue to decline*
  - *Past due levels declining*
  - *On-time delivery metrics improving*
  - *Manufacturing overhead costs reduced*

- Continued focus on lean manufacturing strategy

Hawk serves some of the world's best known companies

CATERPILLAR®

ABSC
AIRCRAFT BRAKING SYSTEMS CORPORATION

EAT•N

GOODRICH


JOHN DEERE



PEPBOYS AUTO
Parts, Service and So Much More

CNH



Revenues by Segment
Nine month ended
9/30/2006



Friction Products Group

  

Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials	Truck
Components/Assemblies	Aerospace
	Construction & Mining
	Agriculture
	Recreation and performance automotive
	Military

Friction technology improvements offering longer life, better friction qualities, lighter weight

HAWK CORPORATION

FPG Market Position

($ in Millions)

Market	Total Market Size	2005 Hawk Sales	2004 Hawk Sales	Competition	Customers
Off-Highway	$300	$87.2 Up 8.6%	$80.3	▪ Raytech ▪ Dynax ▪ Borg-Worner	▪ Caterpillar ▪ Deere ▪ Dana ▪ ZF Sachs ▪ Allison
Aircraft	$75	$27.0 Up 12.5%	$24.0	▪ Honeywell	▪ Goodrich ▪ ABS ▪ Parker Hannifin
On-Highway	$170	$25.9 Up 22.8%	$21.1	▪ Miba	▪ Eaton ▪ ZF Sachs
Specialty & Perf. Brake	$180	$26.9 Up 17.5%	$22.9	▪ Miba ▪ Carbonne ▪ Toshiba	▪ Hayes/Harley ▪ Military Humvee ▪ Bombardier ▪ Arctic Cat ▪ Pep Boys

HAWK CORPORATION

Hawk Racing

  

Gears, bearings, driveshafts, bellhousings and starters

Products	Markets
Gear boxes, Transmissions & Clutches	Motorsport – NASCAR, ALMS, SCCA and street performance

Manufacturer of high performance clutch and drive train components for motorsport applications

Racing Developments

- Improving internal competencies required by high tech racing teams

- Sourcing from new gear provider

- Increased level of competition driving short-term revenue loss

- Opportunities to gain multi-car teams for 2007 race season

- Working on NASCAR's "Car of Tomorrow" initiative

2006 projected operating results

(in millions)	12/31/2003 [2]	12/31/2004 [2]	12/31/2005 [2]	12/31/2006 Guidance [1,2]
Net sales	$202.6	$241.2	$265.4	$290.0 – $295.0
Income from operations	$10.9	$17.3	$9.3	$20.0 – $22.0
Non-recurring costs	1.9	1.8	6.1	0.0
Adjusted income from operations	$12.8	$19.1	$15.4	$20.0 – $22.0
Deprec & amort	$10.9	$10.8	$11.4	$13.0
Adjusted EPS				$0.45 - $0.55

1) Per 2006 third quarter 10-Q filed with the SEC November 13, 2006.
2) No adjustments have been made to guidance as a result of the announced sale of the precision components segment. HPCG segment will be treated as a discontinued operation for periods presented

HAWK CORPORATION

2007 Guidance
from continuing operations

(In millions)	2007 (1)
Net Revenue	$217.0 – $222.0
Operating Income	$11.0 – $14.0
Depreciation & Amortization	$7.0 – $8.0

(1)

- Includes friction products and performance racing segment results only. Operating results will be materially different if sale of precision components group does not take place as contemplated

- "Corporate expenses" fully allocated to friction products and performance racing segments

- Results do NOT include effects of any:

  - *Sale proceeds reinvestment*
  - *Acquisitions*
  - *Bond redemption or stock buy-back*

Investment Summary 2007

- Company focusing on strongest segment
- Assuming precision components sale; results in approximately $9.00+ cash per diluted share
- Assessing best way to redeploy assets

  - *Acquisitions, stock buy-back, internal projects, debt retirements*

- Business base

  - *Red hot focus on operations*
  - *Steady, varied end-market growth*
  - *Lean-out manufacturing in US and China*
  - *Good business characteristics – wear parts, strong after-market, pricing control, long term customer relationships, strong technology development programs*

